UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 13)

Performance Shipping Inc.

(Name of Subject Company (Issuer))

Sphinx Investment Corp.

(Offeror)

Maryport Navigation Corp.

(Parent of Offeror)

George Economou

(Affiliate of Offeror)

(Names of Filing Persons)

Common shares, $0.01 par value

(including the associated Preferred stock purchase rights)

(Title of Class of Securities)

Y67305154

(CUSIP Number of Class of Securities)

Kleanthis Spathias

c/o Levante Services Limited

Leoforos Evagorou 31, 2nd Floor, Office 21

1066 Nicosia, Cyprus

+35 722 010610

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Richard M. Brand

Kiran S. Kadekar

White & Case LLP

1221 Avenue of Americas

New York, NY 10020

(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 17 to the Schedule 13D filed by Sphinx Investment Corp. (the “Offeror”), Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 5, 2023 and September 15, 2023, further amended twice on each of October 11, 2023 and October 30, 2023, and further amended on November 15, 2023, December 5, 2023, March 26, 2024, June 27, 2024, August 15, 2024, September 17, 2024, December 12, 2024, February 5, 2025, July 31, 2025 and February 11, 2026) in respect of the Common Shares of the Company.

CUSIP No. Y67305154

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,432,158 Common Shares stated by the Issuer as being outstanding as at November 24, 2025 in Exhibit 99.1 to Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on December 2, 2025 (the “Form 6-K”).

CUSIP No. Y67305154

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,432,158 Common Shares stated by the Issuer as being outstanding as at November 24, 2025 in its Form 6-K.

CUSIP No. Y67305154

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,432,158 Common Shares stated by the Issuer as being outstanding as at November 24, 2025 in its Form 6-K.

This Amendment No. 13 (this “Amendment No. 13”) is filed by the Offeror (as defined below), Maryport (as defined below) and Mr. George Economou and amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2023 and amended and supplemented pursuant to Amendment No. 1 and Amendment No. 2, each of which was filed with the SEC on October 30, 2023, Amendment No. 3 which was filed with the SEC on November 15, 2023, Amendment No. 4 which was filed with the SEC on December 5, 2023, Amendment No. 5 which was filed with the SEC on March 26, 2024, Amendment No. 6 which was filed with the SEC on June 27, 2024, Amendment No. 7 which was filed with the SEC on August 15, 2024, Amendment No. 8 which was filed with the SEC on September 17, 2024, Amendment No. 9 which was filed with the SEC on December 12, 2024, Amendment No. 10 which was filed with the SEC on February 5, 2025, Amendment No. 11 which was filed with the SEC on July 31, 2025, and Amendment No. 12 which was filed with the SEC on February 11, 2026 (such original Tender Offer Statement on Schedule TO as so amended and supplemented (including any exhibits and annexes attached thereto), the “Original Schedule TO”), and as hereby amended and supplemented (including by the exhibits and annexes hereto), together with any subsequent amendments and supplements thereto, this “Schedule TO”) by Sphinx Investment Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Offeror”), Maryport Navigation Corp., a corporation organized under the laws of the Republic of Liberia that is the direct parent of the Offeror (“Maryport”), and Mr. George Economou, who directly owns Maryport and controls each of the Offeror and Maryport. This Schedule TO relates to the tender offer by the Offeror to purchase all of the issued and outstanding common shares, par value $0.01 per share (the “Common Shares”), of Performance Shipping Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”) (including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated as of December 20, 2021, between the Company and Computershare Inc. as Rights Agent (as it may be amended from time to time)), for $3.00 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in (a) the Amended and Restated Offer to Purchase, dated October 30, 2023, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(G), as amended and supplemented by the Supplement to the Amended and Restated Offer to Purchase dated December 5, 2023, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(O) (the “Offer to Purchase”), (b) the related revised Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(H) (the “Letter of Transmittal”), and (c) the related revised Notice of Guaranteed Delivery, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(I) (the “Notice of Guaranteed Delivery”) (which three documents, including any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 17 to the Schedule 13D filed by the Offeror, Maryport and Mr. Economou on August 25, 2023 (and amended on August 31, 2023, September 5, 2023 and September 15, 2023, further amended twice on each of October 11, 2023 and October 30, 2023, and further amended on November 15, 2023, December 5, 2023, March 26, 2024, June 27, 2024, August 15, 2024, September 17, 2024, December 12, 2024, February 5, 2025, July 31, 2025, and February 11, 2026) in respect of the Common Shares.

This Amendment No. 13 is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 13 by reference. Capitalized terms used and not otherwise defined in this Amendment No. 13 shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11

1.

On March 16, 2026, the Offeror terminated the Offer and issued a press release in connection therewith.

As previously disclosed by the Offeror, on July 16, 2025, at the request of counsel to the Offeror and counsel to the defendants in the RMI Cancellation Proceedings, the High Court entered an order staying the RMI Cancellation Proceedings pending resolution of the appeal in a separate case captioned Sphinx v. Tsantanis, et. al., Case No. 2024-01680 (the “Seanergy Case”), which was then pending before the Supreme Court of the Marshall Islands and expected to bear upon related legal issues. The Supreme Court of the Marshall Islands rendered a decision in the Seanergy Case on February 20, 2026, and on February 27, 2026, counsel to the defendants in the RMI Cancellation Proceedings wrote a letter motion to the High Court requesting that the High Court lift the stay on the matter and dismiss the RMI Cancellation Proceedings with prejudice, based on the outcome of the Seanergy Case. On March 13, 2026, counsel to the Offeror advised the High Court that the Offeror does not oppose dismissal. In light of the decision by the Supreme Court of the Marshall Islands in the Seanergy Case and the pending dismissal of the RMI Cancellation Proceedings, and further given the manifest unwillingness of the Company and its controlling persons to cooperate with the Offer for almost two and a half years, the Offeror has determined (i) that the Series C Condition, among others, cannot be satisfied and (ii) to terminate the Offer. The Offeror, Maryport and Mr. George Economou no longer intend to seek to change or influence the control of the Company or to change the Company’s capital structure or corporate governance.

A copy of the press release issued by Sphinx Investment Corp. on March 16, 2026 announcing the termination of the Offer to Purchase is attached hereto as Exhibit (a)(i)(W) and is incorporated herein by reference. No Shares were purchased by the Offeror pursuant to the Offer and all Shares previously tendered and not withdrawn will be promptly returned.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Exhibit	Description

(a)(1)(W)	Press Release issued by Sphinx Investment Corp. on March 16, 2026 (filed herewith).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2026

SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

MARYPORT NAVIGATION CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

George Economou

/s/ George Economou
George Economou

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published in the New York Times on October 11, 2023 *

(a)(1)(G)	Amended and Restated Offer to Purchase*

(a)(1)(H)	Form of revised Letter of Transmittal*

(a)(1)(I)	Form of revised Notice of Guaranteed Delivery*

(a)(1)(J)	Form of revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(K)	Form of revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(L)	Complaint filed by Sphinx Investment Corp. in the Supreme Court of the State of New York located in the County of New York*

(a)(1)(M)	Press Release issued by Sphinx Investment Corp. on October 30, 2023*

(a)(1)(N)	Press Release issued by Sphinx Investment Corp. on November 15, 2023*

(a)(1)(O)	Supplement to Amended and Restated Offer to Purchase dated December 5, 2023*

(a)(1)(P)	Press Release issued by Sphinx Investment Corp. on March 26, 2024*

(a)(1)(Q)	Press Release issued by Sphinx Investment Corp. on June 27, 2024*

(a)(1)(R)	Complaint filed by Sphinx Investment Corp. in the High Court of the Republic of the Marshall Islands on August 13, 2024 (and stamped by such Court as received on August 15, 2024)*

(a)(1)(S)	Press Release issued by Sphinx Investment Corp. on September 17, 2024*

(a)(1)(T)	Press Release issued by Sphinx Investment Corp. on February 5, 2025*

(a)(1)(U)	Press Release Issued by Sphinx Investment Corp. on July 31, 2025*

(a)(1)(V)	Press Release Issued by Sphinx Investment Corp. on February 11, 2026*

(a)(1)(W)	Press Release Issued by Sphinx Investment Corp. on March 16, 2026**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table*

*   Previously filed

** Filed herewith